                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        FOR THE MONTH OF NOVEMBER, 2000

                          ROYAL CARIBBEAN CRUISES LTD.
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                    1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
--------------------------------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.

                      FORM 20-F [X]          FORM 40-F [ ]


         INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               YES [ ]   NO [X]

                          ROYAL CARIBBEAN CRUISES LTD.
                           QUARTERLY FINANCIAL REPORT
                               THIRD QUARTER 2000

                          ROYAL CARIBBEAN CRUISES LTD.

                       INDEX TO QUARTERLY FINANCIAL REPORT

                                                                        PAGE
                                                                        ----

              Consolidated Statements of Operations                       1
              for the Third Quarters and Nine Months Ended
              September 30, 2000 and 1999

              Consolidated Balance Sheets as of                           2
              September 30, 2000 and December 31, 1999

              Consolidated Statements of Cash                             3
              Flows for the Nine Months Ended
              September 30, 2000 and 1999

              Notes to the Consolidated Financial                         4
              Statements

              Management's Discussion and                                 7
              Analysis of Financial Condition and
              Results of Operations

                          ROYAL CARIBBEAN CRUISES LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (unaudited, in thousands, except per share amounts)

                                                      Third Quarter Ended September 30,       Nine Months Ended September 30,
                                                      ---------------------------------       --------------------------------
                                                            2000               1999               2000                 1999
                                                        -----------        -----------        -----------          -----------
REVENUES                                                $   835,210        $   734,460        $ 2,223,727          $ 1,962,170
                                                        -----------        -----------        -----------          -----------

EXPENSES
      Operating                                             444,888            393,198          1,238,666            1,130,021
      Marketing, selling and administrative                  96,650             92,787            309,338              271,480
      Depreciation and amortization                          57,506             50,250            168,725              145,944
                                                        -----------        -----------        -----------          -----------
                                                            599,044            536,235          1,716,729            1,547,445
                                                        -----------        -----------        -----------          -----------

OPERATING INCOME                                            236,166            198,225            506,998              414,725
                                                        -----------        -----------        -----------          -----------

OTHER INCOME (EXPENSE)
      Interest income                                         1,037              2,573              4,920                4,628
      Interest expense, net of capitalized interest         (39,539)           (30,812)          (102,865)             (99,987)
      Other income (expense)                                  3,833                (14)             6,230               26,149
                                                        -----------        -----------        -----------          -----------
                                                            (34,669)           (28,253)           (91,715)             (69,210)
                                                        -----------        -----------        -----------          -----------

NET INCOME                                              $   201,497        $   169,972        $   415,283          $   345,515
                                                        ===========        ===========        ===========          ===========

EARNINGS PER SHARE
      Basic                                             $      1.05        $      0.98        $      2.19          $      1.98
                                                        ===========        ===========        ===========          ===========

      Diluted                                           $      1.04        $      0.92        $      2.15          $      1.88
                                                        ===========        ===========        ===========          ===========


WEIGHTED AVERAGE SHARES OUTSTANDING
      Basic                                                 192,019            169,942            188,492              169,450
                                                        ===========        ===========        ===========          ===========

      Diluted                                               193,011            184,254            192,726              183,637
                                                        ===========        ===========        ===========          ===========


   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.
                           CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                                                    As of
                                                                        -----------------------------
                                                                        September 30,    December 31,
                                                                             2000             1999
                                                                         -----------      -----------
                                                ASSETS                   (unaudited)
CURRENT ASSETS
     Cash and cash equivalents                                           $   195,577      $    63,470
     Trade and other receivables, net                                         40,246           53,459
     Inventories                                                              26,890           26,398
     Prepaid expenses                                                         44,557           51,050
                                                                         -----------      -----------
           Total current assets                                              307,270          194,377

PROPERTY AND EQUIPMENT - at cost less accumulated depreciation             6,763,468        5,858,185
GOODWILL - less accumulated amortization of $125,589 and
     $117,778, respectively                                                  291,577          299,388
OTHER ASSETS                                                                 390,148           28,561
                                                                         -----------      -----------
                                                                         $ 7,752,463      $ 6,380,511
                                                                         ===========      ===========

                                LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
     Current portion of long-term debt                                   $   109,882      $   128,086
     Accounts payable                                                        156,405          103,041
     Accrued liabilities                                                     209,672          209,104
     Customer deposits                                                       452,067          465,033
                                                                         -----------      -----------
           Total current liabilities                                         928,026          905,264

LONG-TERM DEBT                                                             3,214,536        2,214,091

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
     Preferred stock                                                              --          172,200
     Common stock                                                              1,920            1,812
     Paid-in capital                                                       2,042,047        1,866,647
     Retained earnings                                                     1,571,832        1,225,976
     Treasury stock                                                           (5,898)          (5,479)
                                                                         -----------      -----------
           Total shareholders' equity                                      3,609,901        3,261,156
                                                                         -----------      -----------
                                                                         $ 7,752,463      $ 6,380,511
                                                                         ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (unaudited, in thousands)

                                                                     Nine Months Ended September 30,
                                                                     -------------------------------
                                                                          2000             1999
                                                                      -----------      -----------
Operating Activities
      Net income                                                      $   415,283      $   345,515
      Adjustments:
          Depreciation and amortization                                   168,724          145,944
      Changes in operating assets and liabilities:
          Decrease (increase) in trade and other receivables, net          13,213          (15,807)
          (Increase) decrease in inventories                                 (492)           1,484
          Decrease (increase) in prepaid expenses                           6,493             (169)
          Increase in accounts payable                                     53,364            2,567
          Increase in accrued liabilities                                     568              437
          (Decrease) increase in customer deposits                        (12,966)          68,362
          Other, net                                                          939            3,125
                                                                      -----------      -----------
      Net cash provided by operating activities                           645,126          551,458
                                                                      -----------      -----------

INVESTING ACTIVITIES
      Purchase of property and equipment                               (1,157,636)        (379,937)
      Investment in convertible preferred stock                          (305,044)              --
      Net proceeds from vessel transfer to joint venture                   47,680               --
      Other, net                                                          (13,725)          (3,803)
                                                                      -----------      -----------
      Net cash used in investing activities                            (1,428,725)        (383,740)
                                                                      -----------      -----------

FINANCING ACTIVITIES
      Proceeds from issuance of long-term debt                          1,060,000               --
      Repayment of long-term debt                                         (77,759)         (73,483)
      Proceeds from issuance of common stock                                   --          450,210
      Dividends                                                           (69,429)         (58,528)
      Other, net                                                            2,894            5,948
                                                                      -----------      -----------
      Net cash provided by financing activities                           915,706          324,147
                                                                      -----------      -----------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                 132,107          491,865
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                           63,470          172,921
                                                                      -----------      -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                            $   195,577      $   664,786
                                                                      ===========      ===========

SUPPLEMENTAL DISCLOSURE
  Interest paid, net of amount capitalized                            $    89,045      $    95,032
                                                                      ===========      ===========


   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

NOTE 1 - BASIS FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

In the opinion of management, the accompanying unaudited Consolidated Financial Statements contain all normal recurring accruals necessary for a fair presentation. The Company's revenues are seasonal and results for interim periods are not necessarily indicative of the results for the entire year.

The interim unaudited Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and notes thereto for 1999.

NOTE 2 - EARNINGS PER SHARE

Below is a reconciliation between basic and diluted earnings per share for the quarters and nine months ended September 30, 2000 and 1999 (in thousands, except per share amounts):

                               THIRD QUARTER ENDED SEPTEMBER 30, 2000        THIRD QUARTER ENDED SEPTEMBER 30, 1999
                              ---------------------------------------        --------------------------------------
                                INCOME         SHARES       PER SHARE         INCOME        SHARES       PER SHARE
                              ----------     ---------      ---------        ---------     ---------    -----------
Net Income                    $  201,497                                     $ 169,972
Less: Preferred stock
    dividends                         --                                        (3,127)
                              ----------                                    ----------

Basic EPS                     $  201,497       192,019      $     1.05      $  166,845       169,942    $     0.98
                                                            ==========                                  ==========

Effect of Dilutive
Securities:
    Stock options                                  992                                         3,663
    Convertible preferred
      stock                           --            --                           3,127        10,648
                              ----------     ---------                      ----------    ----------
Diluted EPS                   $  201,497       193,011      $     1.04      $  169,972       184,254    $     0.92
                              ==========     =========      ==========      ==========    ==========    ==========

                                NINE MONTHS ENDED SEPTEMBER 30, 2000           NINE MONTHS ENDED SEPTEMBER 30, 1999
                               ---------------------------------------       --------------------------------------
                                INCOME         SHARES       PER SHARE         INCOME        SHARES       PER SHARE
                              ----------     ---------      ---------        ---------     ---------    -----------

Net Income                    $  415,283                                     $ 345,515
Less: Preferred stock
    dividends                     (1,933)                                       (9,381)
                              ----------                                    ----------

Basic EPS                     $  413,350       188,492      $     2.19      $  336,134       169,450    $     1.98
                                                            ==========                                  ==========


Effect of Dilutive
Securities:
    Stock options                                1,421                                         3,539
    Convertible preferred
      stock                        1,933         2,813                           9,381        10,648
                              ----------     ---------                      ----------    ----------
Diluted EPS                   $  415,283       192,726      $     2.15      $  345,515       183,637    $     1.88
                              ==========     =========      ==========      ==========    ==========    ==========

NOTE 3 - OTHER ASSETS

In July 2000, the Company purchased a new issue of convertible preferred stock, denominated in British Pound Sterling, for approximately $305 million from First Choice Holidays ("First Choice"). The convertible preferred stock carries a 6-3/4% coupon. If converted, the Company's holding would represent a less than 20% interest in First Choice.

In addition, the Company entered into a joint venture with First Choice to launch a European cruise line. As part of the transaction, VIKING SERENADE was transferred from the Company's fleet at a valuation of approximately $95.4 million. The contribution of VIKING SERENADE represents the Company's 50% investment in the joint venture as well as approximately $47.7 million towards the purchase price of the convertible preferred stock. The contribution of VIKING SERENADE resulted in a deferred gain of approximately $3.8 million which, for accounting purposes, was recorded as a reduction of the Company's investment in the joint venture. The Company will continue to operate VIKING SERENADE under a charter agreement until Spring 2002.

NOTE 4 - SHAREHOLDERS' EQUITY

The Company redeemed all outstanding shares of the convertible preferred stock on April 14, 2000. The shares of the convertible preferred stock stopped trading on the NYSE prior to the April 14th redemption date, and dividends ceased to accrue on the shares of convertible preferred stock on April 14th.

During the third quarters ended September 30, 2000 and 1999, the Company declared cash dividends on common shares of $0.13 and $0.11 per share, respectively. For the nine months ended September 30, 2000 and 1999, the Company declared aggregate cash dividends on common shares of $0.35 and $0.29, respectively.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

CAPITAL EXPENDITURES. The Company currently has a total of 10 ships on order for an additional capacity of 24,000 berths. The aggregate contract price of the 10 ships, which excludes capitalized interest and other ancillary costs, is approximately $4.1 billion of which the Company has deposited $319.0 million. Additional deposits are due prior to the dates of delivery of $114.3 million in 2000, $144.1 million in 2001, $121.8 million in 2002 and $27.8 million in 2003.
The Company anticipates that overall capital expenditures will be approximately $1.4, $2.1 and $1.5 billion for 2000, 2001 and 2002, respectively.

LITIGATION. In January 2000, the Company entered into a settlement with the State of Alaska resolving a civil lawsuit relating to the Company's waste disposal practices in Alaska. The settlement calls for the Company to make payments totaling $3.3 million, which were accrued in 1999.

Beginning in August 1996, several purported class action suits were filed alleging that Royal Caribbean International and Celebrity should have paid commissions to travel agents on a portion of the port charges that were included in the price of cruise fares. The suits seek damages in an unspecified amount. Similar suits are pending against other companies in the cruise industry. In December 1998, a Florida state court dismissed one of the suits for failure to state a claim under Florida law and in May 2000, the Florida Circuit Court of Appeals upheld the dismissal. The Company is not able at this time to estimate the timing or impact of these proceedings on the Company.

In April 1999, a lawsuit was filed in the United States District Court for the Southern District of New York on behalf of current and former crew members alleging that the Company failed to pay the plaintiffs their full wages. The suit seeks payment of (i) the wages alleged to be owed, (ii) penalty wages under U.S. law and (iii) punitive damages. In November 1999, a purported class action suit was filed in the same court alleging a similar cause of action. The Company is not able at this time to estimate the impact of these proceedings on the Company; there can be no assurance that such proceedings, if decided adversely, would not have a material adverse effect on the Company's results of operations.

The Company is routinely involved in other claims typical to the cruise industry. The majority of these claims are covered by insurance. Management believes the outcome of such other claims which are not covered by insurance are not expected to have a material adverse effect upon the Company's financial condition or results of operations.

OTHER. The Company has commitments through 2014 to pay a minimum amount for its annual usage of certain port facilities (in thousands):

               Year
               -----
               2000                             $  10,020
               2001                                12,447
               2002                                14,295
               2003                                13,807
               2004                                14,623
               Thereafter                         138,510
                                                ---------
                                                $ 203,702
                                                =========

                          ROYAL CARIBBEAN CRUISES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         AS USED IN THIS DOCUMENT, THE TERMS "ROYAL CARIBBEAN", "WE", "OUR" AND "US" REFER TO ROYAL CARIBBEAN CRUISES LTD., THE TERM "CELEBRITY" REFERS TO CELEBRITY CRUISE LINES INC. AND THE TERMS "ROYAL CARIBBEAN INTERNATIONAL" AND "CELEBRITY CRUISES" REFER TO OUR TWO CRUISE BRANDS.

         Certain statements under this caption "Management's Discussion and Analysis of Financial Condition and Results of Operations", include forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include:

         o        general economic and business conditions,

         o        cruise industry competition,

         o        the impact of tax laws and regulations,

         o        changes in other laws and regulations,

         o        pending or threatened litigation,

         o        the delivery schedule of new vessels,

         o        emergency ship repairs,

         o        incidents involving cruise vessels at sea,

         o reduced consumer demand for cruises as a result of any number of reasons, including armed conflict or political instability,

         o        changes in interest rates and

         o        weather.

RESULTS OF OPERATIONS

         SUMMARY. Net income for the third quarter of 2000 increased 18.5% to $201.5 million or $1.04 per share on a diluted basis compared to $170.0 million or $0.92 per share for the same period in 1999.

Third quarter revenues were $835.2 million compared to $734.5 million for the same period in 1999. The increase in revenues is primarily the result of an increase in capacity associated with VOYAGER OF THE SEAS, which entered service in the fourth quarter of 1999 and MILLENNIUM, which entered service in July 2000.

For the nine-month period ended September 30, 2000, net income increased 20.2% to $415.3 million or $2.15 per share as compared to $345.5 million or $1.88 per share in 1999. Revenues increased 13.3% to $2.2 billion for the nine-month period ended September 30, 2000 as compared to $2.0 billion for the same period in 1999. The increase in revenues for the nine-month period is primarily due to the increase in capacity associated with VOYAGER OF THE SEAS and MILLENNIUM.

The following table presents statements of operations data as a percentage of total revenues:

==============================================================================================
                                                THIRD QUARTER ENDED      NINE MONTHS ENDED
                                                    SEPTEMBER 30,           SEPTEMBER 30,
                                                -------------------      -----------------
                                                2000         1999         2000         1999
                                               ------       ------       ------       ------
Revenues                                        100.0%       100.0%       100.0%       100.0%
Expenses
     Operating                                   53.3         53.5         55.7         57.6
     Marketing, selling and administrative       11.6         12.6         13.9         13.8
     Depreciation and amortization                6.8          6.8          7.6          7.4
                                               ------       ------       ------       ------
Operating Income                                 28.3         27.1         22.8         21.2
Other Income (Expense)                           (4.2)        (4.0)        (4.1)        (3.6)
                                               ------       ------       ------       ------
Net Income                                       24.1%        23.1%        18.7%        17.6%
                                               ======       ======       ======       ======

==============================================================================================

Our revenues are seasonal due to variations in rates and occupancy percentages.

         REVENUES. Revenues for the third quarter of 2000 increased 13.7% to $835.2 million compared to $734.5 million for the same period in 1999. The increase in revenues for the third quarter was due to a 17.9% increase in capacity partially offset by a 3.6% decline in gross revenue per available lower berth ("Gross Yield"). The increase in capacity is primarily associated with the addition to our fleet of VOYAGER OF THE SEAS in November 1999 and MILLENNIUM in July 2000. The decline in Gross Yield was due to lower cruise ticket prices, a lower percentage of guests electing to use our air program and lower shipboard revenue per diems due to a higher use of concessionaires onboard the Royal Caribbean International vessels in 2000. Concessionaires pay us a net commission, which is recorded as revenue, in contrast to in-house operations, where shipboard revenues and related cost of sales are recorded on a gross basis. Net revenue per available lower berth ("Net Yield") declined by less than 1% for the quarter. Occupancy for the third quarter of 2000 increased to 109.7% compared to 109.0% for the same quarter in 1999.

Revenues for the first nine months of 2000 increased 13.3% to $2.2 billion from $2.0 billion for the first nine months of 1999. The increase in revenues was primarily due to a 14.8% increase in capacity and higher prices on our Millennium New Year's cruises, partially offset by the increased use of concessionaires as discussed above, and a decrease in the percentage of guests electing to use our air program. Occupancy increased to 105.9% for the nine months ended September 30, 2000 from 105.4% for the nine months ended September 30, 1999.

         EXPENSES. Operating expenses increased 13.1% to $444.9 million for the third quarter of 2000 compared to $393.2 million for the same period in 1999. For the nine months ended September 30, 2000, operating expenses increased 9.6% to $1.2 billion compared to $1.1 billion in 1999. The increase for the quarter and nine months ended September 30, 2000 is primarily due to additional costs associated with the increased capacity discussed previously and an increase in fuel costs, partially offset by a decrease in air expense due to a lower percentage of guests electing to use our air program as well as lower shipboard cost of sales due to the increased use of concessionaires as discussed previously. Included in nine months ended September 30, 1999 is a $14.0 million charge related to a settlement with the U.S. Department of Justice. Excluding the settlement, operating expenses as a percentage of revenues decreased from 56.9% for the first nine months of 1999 to 55.7% for the first nine months of 2000.

         Marketing, selling and administrative expenses increased 4.2% to $96.7 million for the third quarter of 2000 from $92.8 million in 1999, and increased 13.9% to $309.3 million for the first nine months of 2000 from $271.5 million for the comparable period in 1999. The increase is due primarily to television advertising costs associated with our new ad campaign to promote brand awareness, as well as increased investment in information technology spending and staffing levels to support our capacity growth. As a percentage of revenue, marketing, selling and administrative expenses decreased to 11.6% from 12.6% in the third quarter of 1999, and for the nine months ended September 30, 2000 increased to 13.9% from 13.8% for the same period in 1999. The decrease for the quarter can be attributed to the timing of approximately $6 to $8 million of certain marketing and other expenses, which normally would be incurred in the third quarter, but were deferred and will now be incurred in the fourth quarter of 2000.

         Depreciation and amortization increased 14.4% to $57.5 million in the third quarter of 2000 from $50.3 million in 1999 and 15.6% to $168.7 million for the first nine months of 2000 from $145.9 million for the same period in 1999. The increase is due to incremental depreciation associated with the addition to the fleet of VOYAGER OF THE SEAS in November 1999 and MILLENNIUM in July 2000 and shoreside capital expenditures primarily related to information technology in support of our growth plans.

         OTHER INCOME (EXPENSE). Gross interest expense (excluding capitalized interest) was $51.2 million in the third quarter of 2000 compared to $40.4 million in 1999, and $134.8 million for the nine months ended September 30, 2000 versus $123.0 million for the same period in 1999. Capitalized interest increased $2.1 million and $8.8 million for the quarter and nine months ended September 30, 2000, respectively, due to an increase in expenditures related to the ships under construction.

         Included in Other income (expense) for the quarter and nine months ended September 30, 2000 is approximately $4.3 million of dividend income from the First Choice preferred shares. Also included in the nine months ended September 30, 2000 is $5.9 million of compensation received from the shipyard related to the late delivery of Celebrity's MILLENNIUM. Included in Other income (expense) for the nine months ended September 30, 1999 is approximately $26.5 million of loss-of-hire insurance resulting from ships out of service.

LIQUIDITY AND CAPITAL RESOURCES

         SOURCES AND USES OF CASH. Net cash provided by operating activities was $618.1 million for the first nine months of 2000 compared to $551.5 million for the first nine months of 1999. The increase was primarily due to higher net income.

         In July 2000, we purchased a new issue of convertible preferred stock from First Choice for $305.0 million. In addition, we entered into a joint venture with First Choice. As part of the transaction, VIKING SERENADE was transferred from our fleet at a valuation of $95.4 million. The contribution of VIKING SERENADE represents our 50% investment in the joint venture, as well as $47.7 million in proceeds used towards the purchase price of the convertible preferred stock.

         During the first nine months of 2000, we paid quarterly cash dividends on our common stock of $66.3 million as well as quarterly cash dividends on our preferred stock, totaling $3.1 million.

         We made principal payments totaling $77.8 million during the first nine months of 2000 under various term loans and capital lease agreements. In connection with the delivery of MILLENNIUM and EXPLORER OF THE SEAS and the purchase of convertible preferred shares, we drew $1.1 billion on various credit facilities.

         Our capital expenditures were $1.2 billion for the first nine months of 2000 compared to $379.9 million during the first nine months of 1999. Capital expenditures for the first nine months of 2000 were primarily associated with the deliveries of MILLENNIUM and EXPLORER OF THE SEAS as well as deposits for ships under construction. Included in capital expenditures in 1999 are deposits of $132.4 million for ships under construction.

         Capitalized interest increased to $31.9 million in the first nine months of 2000 from $23.0 million in the first nine months of 1999. The increase is due to an increase in expenditures related to ships under construction.

         FUTURE COMMITMENTS. We currently have 10 ships on order for an additional capacity of 24,000 berths. The aggregate contract price of the 10 ships, which excludes capitalized interest and other ancillary costs, is approximately $4.1 billion of which we have deposited $319.0 million. Additional deposits are due prior to the dates of delivery of

$114.3 million in 2000, $144.1 million in 2001, $121.8 million in 2002 and $27.8 million in 2003. We anticipate that overall capital expenditures will be approximately $1.4, $2.1 and $1.5 billion for 2000, 2001 and 2002, respectively.

         We have options to purchase two additional Radiance-class vessels (formerly known as Vantage-class) with delivery dates in the second quarters of 2005 and 2006. The options have an aggregate contract price of $804.6 million. We have the right to cancel the first option on or before December 11, 2000. We have the right to cancel the second option on or before delivery of RADIANCE OF THE SEAS, which is currently scheduled for the first quarter of 2001.

         We had $3.3 billion of long-term debt as of September 30, 2000, of which $109.9 million is due during the twelve month period ending September 30, 2001.

         As a normal part of our business, depending on market conditions, pricing and our overall growth strategy, we continuously consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships. We continuously consider potential acquisitions and strategic alliances. If any of these were to occur, they would be financed through the incurrence of additional indebtedness, the issuance of additional shares of equity securities or through cash flows from operations.

         FUNDING SOURCES. As of September 30, 2000, our liquidity was approximately $1.0 billion consisting of $168.6 million in cash and cash equivalents and $865.0 million available under various credit facilities. Capital expenditures and scheduled debt payments will be funded through a combination of cash flows provided by operations, drawdowns under the available credit facilities, the incurrence of additional indebtedness and sales of securities in private or public securities markets. In addition, the agreements related to six of the 10 ships on order require the shipyards to make available export financing for up to 80% of the contract price of the vessels.

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                           INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference in registrant's Registration Statement on Form F-3 (File No. 333-89015) filed with the Securities and Exchange Commission.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 ROYAL CARIBBEAN CRUISES LTD.
                                                 -------------------------------
                                                                    (Registrant)


Date: November 16, 2000                          By /s/ Richard J. Glasier
                                                    ----------------------------
                                                    Richard J. Glasier
                                                    Executive Vice President and
                                                    Chief Financial Officer

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